AQUILA CONSULTING INC.
c/o Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 718-2800 (ext 303) Fax: (604) 718-2808
susan@simcoservices.ca

May 18, 2018

VIA SEDAR	REFERENCE PROJECT #0755976

Alberta Securities Commission
Attention: Christy Chu

Dear Ms. Chu:

Re:        C21 Investment Inc. (formerly Curlew Lake Resources Inc.) (the “Company”)

Further to your email May 18, 2018 to the Company, we hereby pay the filing fee ($300) plus late fee ($100) for the Company’s annual financial statements for the year ended January 31, 2011 that were filed by someone other than the writer in 2011 under SEDAR project #0755976.

The Company asks that you immediately remove it from the Default List as it is in the process of transferring its listing from the NEX Board of the TSX Venture Exchange to the Canadian Securities Exchange, per your telephone conversation with Mr. Cherry.

Yours truly,

AQUILA CONSULTING INC.

SIGNED: “Susan Telford”

Susan Telford, Corporate & Securities Administrator